EXHIBIT (a)(1)(viii)

FINAL REMINDER COMMUNICATION TO CERTAIN OFFICERS OF ESS

Internal Communication

     The ESS Stock Option Exchange program will end on December 27, 2004 at 5:00 p.m. Pacific (California) Time, unless the offer is extended.

     This final reminder is being sent to you to remind your employees of the final deadline.

     To participate in the ESS Stock Option Exchange program, eligible employees must submit (and we must receive) their election at any time before 5:00 p.m. Pacific (California) Time on December 27, 2004, by

1.	sending a completed Election Form to us by facsimile at (510) 492-1388, or

2.	sending through interoffice mail, regular mail or courier a completed Election Form to

Attn: Jayme Vieth (Receptionist)
ESS Technology, Inc.
48401 Fremont Blvd.
Fremont, California 94538

unless this offer is extended, in which case we will accept eligible employee’s options by the deadline of the expiration of the extended period. If they do not submit and we do not receive an election by this deadline, they will forfeit their right to participate in this Stock Option Exchange program.

Also, please remind eligible employees that the most current election submitted and received by our office before the above deadline will be the one considered for the acceptance to exchange.

If eligible employees have any questions regarding the program they may contact the Stock Administrator at (510) 492-1377 or stockadmin@esstech.com.